ANDREA NELSON
COUNSEL
PHONE:  (763) 342-9431  |  EMAIL:  ANDREA.NELSON@RESOLUTIONLIFE.US

March 25, 2022
BY EDGARLINK

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attention: Keith Carpenter

Re:	Voya Retirement Insurance and Annuity Company
Variable Annuity Account B
Post-Effective Amendment No. 58 to Registration Statement on Form N-4
Prospectus Title: Voya Variable Annuity
File Nos.: 333-56297 and 811-02512

Mr. Carpenter:

On behalf of Voya Retirement Insurance and Annuity Company (the "Company") and its Variable Annuity Account B (the "Account") we responding to the following comments we received over the telephone on February 4, 2022 from you to the above-referenced Post-Effective Amendment to a Registration Statement on Form N-4, which was filed on December 16, 2021.
•	Comment 1: Consider removing the premium bonus option on the cover page if it no longer affects the contracts.
o	Response: We believe this should remain in the prospectus as historical information for those policy owners who purchased the premium bonus option.
•	Comment 2: When discussing Managed Volatility Risk the disclosure is one that is usually used when a customer is forced into a fund, not otherwise. Consider whether this disclosure is necessary.
o	Response: We will remove this language.
•	Comment 3: Inform the customer where they can find out what state variations exist for their investment options.
o	Response: We will add the Customer Service number to this section.
•	Comment 4: Amend the chart for “Benefits Available Under the Contract” to include fees and/or charges that may apply.
o	Response: We will amend the chart to reflect this.
•	Comment 5: Give examples for the Step Up Death Benefit and Roll Up Death Benefit
o	Response: We will make this change.
•	Comment 6: In the Statement of Additional Information – Financial Statements – be sure that the hyperlinking is correct.
o	Response: We will ensure the hyperlink is correctly applied when uploading the revised document.

Shown below are sections where substantive revisions are shown. A courtesy copy will be sent by email.

We trust we have adequately responded to each of your comments. Please let us know if this is the case and we will complete this prospectus supplement through a 485(b) filing to be effective no later than May 1, 2022.

Please call or email me with questions or comments.

Sincerely,

/s/Andrea Nelson
Andrea Nelson

Comment 3:

Limits on Availability of Options. Some funds or fixed interest options may be unavailable through your contract or in your state. For questions on availability of funds, contact Customer Service at 1-800-366-0066. We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Comment 4: (also see existing footnote)

The following tables summarize information about the benefits available under the contract.

STANDARD BENEFITS
Name of Benefit	Purpose	Base Fee	Brief Description of Restrictions / Limitations
Option Package I	Option Package that includes the standard death benefit and the standard free withdrawal right.	• 0.80% (as a percentage of amounts invested in the subaccounts)[1]
• Nursing Home Waiver is not available.
• Cumulative free withdrawals are not available.
• “Step-up value” and “roll-up value” death benefit are not available.
• Only one Option Package may be elected at any time.
• Transfers between Option Packages must occur on an account anniversary. We must receive request within 60 days beforehand.

Option Package I – Death Benefit	Provides a death benefit equal to the greater of • The sum of all purchase payments, as adjusted for partial withdrawals and partial annuitizations; or • The account value.	• Included without additional charge in Option Package I.
• Withdrawals and partial annuitizations will reduce the value of the death benefit. Such reductions may be greater than the amount partially withdrawn or annuitized.
• Premium bonuses may not be included in the death benefit because they are not considered to be purchase payments.

Option Package I – Free Withdrawals (Non-Cumulative)	Allows 10% of your account value each account year to be withdrawn without early withdrawal charges.	• Included without additional charge in Option Package I.	• Unused free withdrawals during an account year do not carry forward to future account years. • Withdrawals may have tax consequences, including tax penalties if taken before age 59½.
Account Rebalancing Program	Allows you to automatically reallocate your account value to match the investment allocations you originally selected.	• Included without additional charge in Option Package I.
• Only account value invested in the subaccounts may be automatically rebalanced.
• Account value may be automatically rebalanced annually (or more frequently as we allow).
• Program transfers do not count against free transfers that may be made each account year without charge.

Systematic Distribution Options	Allows you to receive regular payments from your contract without moving into the income phase and free of early withdrawal charges.	• Included without additional charge in Option Package I.
• At least three options may be available: (a) Systematic Withdrawal Option; (b) Estate Conservation Option/Recurring RMD Payment; (c) Life Expectancy Option.
• Annual withdrawals under this program are limited to the annual free withdrawal amount under the applicable Option Package.
• Withdrawals may have tax consequences, including tax penalties if taken before age 59½.

1 If you elect Option Package I (i.e., the base contract), the mortality and expense risk charge equals 0.80%. If you elect Option Package II, the mortality and expense risk charge equals 1.10%. If you elect Option Package III, the mortality and expense risk charge equals 1.25%. For each Option Package, the administrative expense charge equals 0.15%.
Comment 5:

Step-up Value (Option Package II and III). On the schedule effective date, the step-up value is equal to the greater of:
•	The account value; or
•
The step-up value, if any, calculated on the account anniversary prior to the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year.

Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant’s 85th birthday or death, whichever is earlier, the step-up value is equal to the greater of:
•	The step-up value most recently calculated, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year; or
•	The account value on that anniversary of the schedule effective date.

On each anniversary of the schedule effective date after the annuitant’s 85th birthday, the step-up value shall be equal to the step-up value on the anniversary immediately preceding the annuitant’s 85th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

On the claim date, the step-up value shall equal the step-up value on the anniversary of the schedule effective date immediately preceding the annuitant’s death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For example, if the policy’s death benefit and account value are both $100,000 on the schedule effective date, and at the following schedule effective date anniversary, your account value has decreased to $90,000. Your death benefit will be the maximum of the highest anniversary account value and the current account value. Therefore, the death benefit will be at $100,000. If, on the next schedule effective date anniversary, your account value has increased to $115,000. Your death benefit will again be the maximum of the highest anniversary account value and the current account value. Therefore, your death benefit will step-up to $115,000. At the following schedule effective date anniversary, your account value had decreased to $95,000. Your death benefit will be the maximum of the highest anniversary account value and the current account value. Therefore, your death benefit will remain at $115,000.

For purposes of calculating the death benefit, the step-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See “PREMIUM BONUS OPTION – Forfeiture”, p.16.

Roll-up Value (Option Package III Only). On the schedule effective date, the roll-up value is equal to the account value. Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant’s 76th birthday or death, whichever is earlier, the roll-up value is equal to the roll-up value most recently calculated multiplied by a factor of 1.05, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year. The roll-up value may not exceed 200% of the account value on the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that date.

On each anniversary of the schedule effective date after the annuitant’s 76th birthday, the roll-up value shall be equal to the roll-up value on the anniversary immediately preceding the annuitant’s 76th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary. On the claim date, the roll-up value shall equal the roll-up value on the anniversary of the schedule effective date immediately preceding the annuitant’s death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For example, if the policy’s death benefit and account value are both $100,000 at the schedule effective date, and at the following anniversary, your account value increases to $110,000. The death benefit will be the maximum of the “roll-up” value of $105,000 ($100,000 x 1.05) and the account value. Therefore, the death benefit will be $110,000. On the next account anniversary, your account value remains at $110,000. The death benefit will be the maximum of the “roll-up” value of $110,250 ($105,000 x 1.05) and the account value. Therefore, the death benefit will be $110,250.

For purposes of calculating the death benefit, the roll-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See “PREMIUM BONUS OPTION – Forfeiture”, p.16.